Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Reports Fourth Quarter and Year-end 2012 Results

Best quarter and year in the Company’s history

Continued exploration success at San Carlos and Çamyurt

Toronto, Ontario (February 21, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2012 and reviewed its operating, exploration and development activities. All amounts are expressed in United States dollars unless otherwise specified.

“In 2012, Alamos achieved the best performance for any year in its history and, in the final three months, posted record results for any quarter. We established a new benchmark by producing 200,000 ounces of gold in 2012 (including 67,800 ounces in the fourth quarter) at a cash operating cost of $355 per ounce, which is at industry-leading low levels. On a quarterly and annual basis, we set records in terms of earnings, earnings per share, operating cash flow, and other key metrics. Moreover, the Company’s performance reflects our ongoing success in achieving outstanding organic growth,” said John A. McCluskey, President and Chief Executive Officer.

“In Turkey, we remain on schedule with respect to the permitting of our late-stage development projects. We anticipate responses from the Turkish Government on our Environmental Impact Assessment submissions for Kirazli and Ağı Dağı by the end of the first and second quarters of 2013, respectively, and we expect our outstanding cash flow and balance sheet will enable us to self-finance the construction of these mines,” Mr. McCluskey commented.

Fourth Quarter 2012 Highlights

Financial Performance

•       Sold 62,516 ounces of gold for record quarterly revenues of $106.9 million

•       Realized record quarterly earnings of $37.9 million ($0.31 per basic share), a 78% increase compared to the fourth quarter of 2011

•       Generated record cash from operating activities before changes in non-cash working capital of $53.5 million ($0.44 per basic share); after changes in non-cash working capital of $69.2 million ($0.57 per basic share)

•       Increased cash and cash equivalents and short-term investments to $353.7 million at December 31, 2012

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Operational Performance

•	Produced a record 67,800 ounces of gold at a cash operating cost of $377 per ounce of gold sold (total cash costs including royalties were $461 per ounce of gold sold)

•	Achieved record quarterly average crusher throughput of 17,900 tonnes per day (“tpd”)

•	Continued to improve production from the Escondida high-grade zone through higher grades milled, averaging 14.12 g/t Au for the period

Full Year 2012 Highlights

Financial Performance

•	Sold 197,516 ounces of gold at an average realized price of $1,668 per ounce for revenues of $329.4 million

•	Realized earnings of $118.0 million ($0.98 per basic share) compared to earnings of $60.1 million ($0.51 per share) in 2011

•	Generated strong cash from operating activities before changes in non-cash working capital of $178.5 million ($1.49 per basic share) compared to $107.2 million ($0.91 per basic share) in 2011

•	Paid a total of $24.0 million in dividends to shareholders ($0.20 per basic share)

Operational Performance

•

Produced 200,000 ounces of gold at a cash operating cost of $355 per ounce of gold sold (total cash costs including royalties were $438 per ounce of gold sold), below the Company’s guidance range of $365 to $390 per ounce

•	Achieved record average crusher throughput of 16,000 tonnes per day

•	Started production from the Escondida high-grade zone in the first quarter, and achieved design average throughput of 500 tonnes per day for the year

•	Reported a net positive ounce reconciliation of 14% comparing mined blocks from the global Mulatos Pit to the block model

In addition, subsequent to the fourth quarter of 2012, the Company:

•	Announced an offer to acquire all of the common shares of Aurizon Mines Ltd.

•	Released 2013 production guidance of 180,000 to 200,000 ounces at a cash operating cost per ounce sold of $415 to $435 per ounce (exclusive of the 5% royalty)

•	Commenced trading on the New York Stock Exchange on February 13, 2013 under the ticker symbol “AGI”

•	Strengthened its management team through the addition of two key hires; Andrew Cormier as Vice President of Construction and Development, and Jason Dunning as Vice President of Exploration

Fourth Quarter and Full Year 2012 Financial Results

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating record cash provided by operating activities and earnings in the fourth quarter of 2012. Cash from operating activities before changes in non-cash working capital in the fourth quarter of 2012 of $53.5 million ($0.44 per basic share) increased 68% relative to the same period of 2011.

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Earnings before income taxes in the fourth quarter of 2012 were $51.9 million or $0.43 per basic share, compared to $37.1 million or $0.31 per basic share in the fourth quarter of 2011. On an after-tax basis, earnings in the fourth quarter of 2012 of $37.9 million or $0.31 per basic share increased 78% over the comparable period of 2011 as a result of a higher number of ounces sold and a lower effective tax rate.

On a year-to-date basis, cash flows from operations and earnings increased substantially in 2012 relative to 2011. For the year ended December 31, 2012, cash from operating activities before changes in non-cash working capital of $178.5 million ($1.49 per basic share) increased 68% compared to $106.5 million ($0.91 per basic share) in 2011. Earnings of $118.0 million ($0.98 per basic share) increased 96% compared to $60.1 million ($0.51 per basic share) in 2011.

Capital expenditures for 2012 totalled $57.4 million. Operating capital spending in Mexico in 2012 included sustaining and expansion capital of $20.8 million, consisting of $1.4 million for construction primarily related to achieving cyanide code certification, $4.9 million related to completing the gravity mill and crushing circuit in the first quarter, $5.7 million for component changes, $2.0 million for the addition of interlift liners on the leach pad and $6.8 million of other capital.

In addition, the Company invested $17.4 million in development activities in Mexico, focused on completing Escondida stripping activities and capitalized exploration expenditures, as well as $18.9 million on development projects in Turkey.

Key financial highlights for the fourth quarter and full year 2012 compared to the fourth quarter and full year 2011 are presented at the end of this release in Table 1. The unaudited consolidated statements of financial position, comprehensive income, and cash flows for the three months and years ended December 31, 2012 and 2011 are presented at the end of this release in Table 2.

Fourth Quarter and Full Year 2012 Operating Results

In the fourth quarter of 2012, production reached a record of 67,800 ounces of gold, 46% higher than production of 46,500 ounces in the fourth quarter of 2011, and 41% higher than the previous quarterly production record of 48,200 ounces. Gold production in the fourth quarter benefited from higher than budgeted throughput and grade from the gravity mill, which is processing ore from the Escondida high-grade zone.

Total crusher throughput in the fourth quarter of 2012 averaged a record 17,900 tpd, above the annual budgeted rate of 17,500 tpd and 12% higher than 16,000 tpd in the same period last year. Higher crusher throughput was achieved through a reduction in downtime resulting from improved maintenance practices. Mill production from the Escondida high-grade zone continued to improve in the fourth quarter of 2012, with daily average throughput of 630 tonnes exceeding budgeted levels.

The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2012 of 1.20 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, but below the grade in the fourth quarter of 2011 of 1.33 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined.

The grade of the Escondida high-grade zone mined and milled rose to 14.12 g/t Au in the fourth quarter, an increase from the grade milled in the third quarter of 13.25 g/t Au.

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The ratio of ounces produced to contained ounces stacked or milled (“recovery ratio”) was 78% in the fourth quarter of 2012. The recovery ratio in the fourth quarter benefited from gold production deferred from the third quarter as a result of dilution on the heap leach pad during the rainy season.

Higher gold production for the full year 2012 relative to the same period of 2011 was primarily attributable to production from the gravity mill, which started operation in early 2012. Gold production in 2012 also benefited from a 13% increase in crushed ore stacked in relation to the same period of 2011, partially offset by a 9% decrease in the grade stacked on the leach pad.

Cash operating costs in 2012 were $355 per ounce of gold sold, below the Company’s revised full year guidance range of $360 per ounce. Cash operating costs per ounce in 2012 were 4% less than in the same period last year due to lower cost ounces produced from the gravity mill in 2012, as well as the weakening Mexican peso, partially offset by higher input costs.

Crusher throughput in 2012 averaged 16,000 tpd, 13% higher than 14,100 tpd in the same period of last year. Crusher throughput increased steadily throughout 2012, reaching 17,900 tpd in the fourth quarter. The Company anticipates crusher throughput in 2013 will average 17,500 tpd.

The grade of the crushed ore stacked on the leach pad in 2012 of 1.19 g/t Au was 19% higher than the full year budgeted grade of 1.00 g/t Au. The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the year ended December 31, 2012 was +7%, +6% and +14% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the reconciliation is +2%, +7%, +10% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

Improvements in ore control practices throughout the year have been reflected in the grade mined and milled as well as the block model reconciliation results. The grade milled in 2012 was 12.49 g/t Au, and improved every quarter since the start-up of the gravity mill in the first quarter. To date, the Company has mined and milled a total of 176,000 tonnes from the Escondida high-grade zone, representing approximately 41% of the pit-contained high-grade mineral reserve tonnes.

The recovery ratio in 2012 was 70%, below the Company’s budgeted average recovery ratio for the year of 77%. This lower recovery ratio was the result of the deferral of gold production from the gravity mill as a result of lower than budgeted mill recoveries.

Key operational metrics and production statistics for the fourth quarter and full year 2012 compared to the same periods of 2011 are presented in Table 3 at the end of this press release.

Turkey Developments

The Company has submitted the final environmental impact assessment (“EIA”) report for Kirazlı, and expects a response from the Turkish Government in the first quarter of 2013. The final Ağı Dağı EIA report is expected to be submitted in the first quarter of 2013, with a response expected in the second quarter. Permitting and construction activities are expected to take up to 18 months once the EIAs are approved. The Company is also committed to aggressively drilling the Çamyurt project to bring inferred mineral resource ounces into the measured and indicated categories, which is the next step in fast-tracking Çamyurt toward production.

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Fourth Quarter 2012 Exploration Update

Total exploration expenditures in 2012 were $18.0 million. In Mexico, total exploration spending was $8.9 million. This included $5.9 million of drilling costs at East Estrella, San Carlos and El Victor, which were capitalized, and $3.0 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $9.1 million, of which $3.5 million related to drilling at Firetower and Rock Pile was expensed, while $5.6 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized.

Mexico

Exploration expenditures in Mexico in 2012 totalled $8.9 million. The Company completed 48,822 metres (“m”) of reverse circulation (“RC”) drilling in 453 holes and 7,174 m of core drilling in 40 holes in 2012. Exploration activities in the fourth quarter were primarily focused on completing infill and step-out drilling programs at El Victor and East Estrella to upgrade mineral resources to the measured and indicated categories, and continued deep directional drilling at San Carlos. Three drill rigs were active during the fourth quarter, with two rigs allocated to drilling at San Carlos.

El Victor North

The El Victor North area contains gold-bearing silica and advanced argillic alteration contiguous with the El Victor deposit. El Victor North has the potential to expand mineral resources and reserves along the northern boundary of the Gap to El Victor trend. The results of the drill program are expected to extend the El Victor pit design north and west of the current pit design outline.

Total exploration spending at El Victor North was $2.8 million with a total of 3,124 m in four RC holes, for a total of 2,300 m in 13 core holes and 18,145 m in 120 RC holes drilled in 2012. Ore-grade mineralization has been extended up to 300 m to the north over a strike length of 550 m contiguous with the El Victor mineral reserve. Wide intervals of low-grade mineralization with local high-grade intercepts have been encountered. The majority of thick low-grade intercepts are hosted by advanced argillic alteration, with local high-grade gold in vuggy silica zones. The Company completed the infill and step-out drilling program to upgrade the resource to the measured and indicated category. New drill holes at the extreme north edge of the deposit extend the deposit an additional 80 m north of previous intercepts to a distance 420 m north of the main El Victor deposit axis.

Recent highlighted intercepts from drilling include:

2.040 g/t Au over 76.22 m (12EV242)

1.735 g/t Au over 50.80 m (12EV248)

1.304 g/t Au over 27.44 m and 1.725 g/t Au over 30.49 m (12EV289)

Drilling was completed prior to year end, with results to be included in the 2012 mineral reserve and resource update. Relevant assay results from the recent drilling at El Victor North are presented in Table 4 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at El Victor North are presented in Figure 1.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall continued through the quarter. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by previous operators encountered a number of near-surface gold intercepts

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along with localized high-grade silver mineralization. Drilling earlier in the year confirmed widespread gold-silver-copper mineralization in the area, and the program expanded significantly to develop measured and indicated resources. Mineralization in the northern part of the project area is gold-dominant, near-surface, and stratiform, and structurally controlled with higher contents of silver and copper to the south. An additional 3,386 m of drilling was completed in 26 RC holes during the quarter, for a total of 13,165 m in 93 RC and 920 m in seven core holes.

Recent highlighted intercepts from drilling conducted to date include:

1.798 g/t Au over 25.55 m (12SX064)

4.396 g/t Au over 51.65 m, including 9.983 g/t Au over 5.45 m and 7.371 g/t Au over 6.5 m (12SX081)

2.600 g/t Au over 24.60 m (12SX089)

Highlighted silver intercepts from recent drilling include:

386.2 g/t Ag over 13.10 m (12SX069)

1078.4 g/t Ag over 5.70 m (12SX070)

403.2 g/t Ag over 9.30 m (12SX077)

121.1 g/t Ag over 17.80m (12SX081)

Relevant assay results from the recent drilling at East Estrella are presented in Tables 5 and 6 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at East Estrella are presented in Figure 2.

San Carlos

Drilling resumed at San Carlos during the fourth quarter, targeted at deep high-grade gold mineralization extending to the east of the San Carlos resource and reserve. High-grade intercepts have been encountered up to 500 m from the existing pit boundary. An infill and step-out directional drilling program is currently in progress to define the mineralization extents and develop the resource. Drill progress has been relatively slow at San Carlos due to the directional drilling complexity and deep, deviating drill holes that have to be steered to the target. During the fourth quarter, nine directional holes were completed by RC pilot holes with core tails, for a total of 3,096 m of drilling. In 2012, a total of 9,386 m of drilling was completed in 25 RC holes, and 1,319 m in three core holes.

In 2011, the Company obtained positive results from metallurgical testing conducted on high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity separation and capable of providing an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.670 g/t Au for approximately 160,000 contained ounces. The Company continues to evaluate the potential to mine a portion of the San Carlos deposit through underground mining methods.

Highlighted intercepts from recently conducted drilling include:

7.729 g/t Au over 4.65 m (12SC177)

3.839 g/t Au over 17.55 m, including 10.517 g/t Au over 4.15 m (12SC178)

5.154 g/t Au over 17.3 m (12SC178B)

12.850 g/t Au over 6.09m, including 24.325 g/t Au over 3.04m (12SC183)

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Relevant assay results from the recent drilling at San Carlos are presented in Table 7 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at San Carlos are presented in Figure 3.

El Realito

Drill hole data from the 2004 to 2006 El Realito drilling programs has been re-evaluated in light of current gold prices and developed into a new geologic model that will be subject to a preliminary resource estimation. Oxide gold mineralization with local high-grade intervals was delineated during the previous exploration programs, and mineralization remains open. A 60-hole infill and step-out drilling program is planned for the first half of 2013 to further develop the resource.

Turkey

Exploration expenditures in Turkey totalled $9.1 million in 2012. Up to eight drill rigs were active throughout the fourth quarter, drilling a total of 30,478 m in 165 holes in 2012. Drilling included 22 holes across the project, for engineering purposes.

Çamyurt

Resource infill and expansion drilling continued through the fourth quarter and is ongoing, with 8,302 m completed in 47 core holes in 2012. The Company published an initial pit-constrained inferred mineral resource estimate of 24.6 million tonnes grading 0.810 g/t Au and 4.7 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three km southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth.

Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to continue expanding mineral resources at Çamyurt in 2013.

Recent highlighted intercept from drilling conducted to date include:

1.718 g/t Au over 55.1 m (12CYD64)

2.708 g/t Au over 17.0 m (12CYD68)

1.243 g/t Au over 126.2 m (12CYD70)

1.035 g/t Au over 96.7 m (12CYD71)

2.900 g/t Au over 23.6 m (12CYD72)

Relevant assay results from the recent drilling at Çamyurt are presented in Table 8 at the end of this press release. Locations of the drill collars of the highlighted drill intercepts at Çamyurt are presented in Figure 4.

Ağı Dağı

The Ağı Dağı project is comprised of the two principle resource areas at Baba and Deli, connected by the Firetower zone of advanced argillic and silic alteration. The Baba-Firetower-

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Deli zone of mineralization extends at least 4.3 kilometers (“km”) along a northeast-southwest trend. During 2012, 42 drill holes were completed at Baba and Firetower, for 10,990 m of drilling. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these mineral resources to measured and indicated is expected to improve the economics of the Ağı Dağı project.

Two parallel trends of advanced argillic and silicic alteration occur to the northwest of the Baba-Deli trend. The Ayi Tepe-Firetower North zone is approximately two km long, defined by relatively wide spaced drilling. Similar alteration occurs along the discontinuous Tavasan-Ihlamur zone, approximately 4.5 km long. Both zones have not been fully defined by drilling. The Ayi Tepe-Firetower North and Tavasan-Ihlamur zones occur approximately 300 m and one km northwest of the Baba-Deli trend, respectively. Fifteen exploration drill holes were completed in these areas in 2012, for 3,836 m of drilling.

Highlighted intercepts from drilling include:

2.180 g/t Au over 50.3 m, including 7.23 g/t Au over 7.1 m (11AD546)

1.372 g/t Au over 42.5 m (12AD609)

Relevant assay results from the recent drilling at Ağı Dağı are presented in Table 9 at the end of this press release.

Kirazli

The 2012 drill program at Kirazli was completed in the previous quarter, with 19 infill and expansion holes drilled at the Kirazli main zone, and 14 completed at Rockpile.

Recent highlighted intercept from drilling include:

5.948 g/t Au over 10.3 m (12KD200)

1.620 g/t Au over 32.6 m (12KD205)

2.211 g/t Au over 22.6 m (12KD208)

Relevant assay results from the recent drilling at Kirazli are presented in Table 10 at the end of this press release.

Outlook

The Company anticipates producing between 180,000 and 200,000 ounces of gold in 2013 at a cash operating cost of $415 to $435 per ounce of gold sold, excluding a 5% royalty. If the 5% royalty is included, and assuming a $1,700 gold price, total cash costs are expected to be between $500 and $520 per ounce of gold sold.

The 2013 Mulatos capital and development budget is $40.7 million. Operating and expansion capital spending is forecasted to be approximately $21.4 million in 2013, consistent with 2012. Development spending in 2013 is budgeted to be $19.3 million and will be focused on underground development of the San Carlos and Escondida North areas, in order to access high-grade ore to provide additional gravity mill feed. In addition, the Company expects to commence construction of an access ramp from the Estrella portion of the Mulatos Pit to the El Victor and San Carlos deposit areas.

The Company’s mineral reserve and resource update is expected to be released at the end of the first quarter of 2013. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

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In Turkey, the Company published an NI 43-101 compliant preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects in June 2012, which demonstrated robust economics and supported the Company’s decision to proceed with permitting and development activities. Total development spending related to the Turkish projects in 2013 is expected to be approximately $69.3 million.

In the first quarter of 2013, the Company expects to receive a response from the Turkish government with respect to EIA approval for the Kirazlı project. The final EIA for the Ağı Dağı project will be submitted in the first quarter of 2013 with approval expected in the second quarter of the year. The Company is also committed to aggressively drilling the Çamyurt project, which is the next step in fast-tracking the project toward production.

The Company continues to strengthen its financial position, generating over $131 million in free cash flow from the Mulatos Mine in 2012. The Company`s development capital and exploration spending in 2013 is all expected to be financed from cash flow.

If the acquistion of Aurizon is successful, the combined Company will have geographic and operational diversity, with producing assets in Canada and Mexico and a strong growth development pipeline in Turkey. Furthermore, after payment of the CAD$305 million cash portion of the acquisition cost, it is expected that the combined Company would have in excess of $250 million in cash and cash equivalents and short-term investments, providing a strong financial platform for future organic growth or acquisitions.

Update on Aurizon Offer

On January 14, 2013, the Company announced that it has commenced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). On February 18, 2013, Alamos and Aurizon consented to an order by the British Columbia Securities Commission to cease trade the Aurizon Shareholder Rights Plan on March 4, 2013. Accordingly, the Company announced that it was extending the Offer to 5:00 p.m. (local time) on March 5, 2013, unless further extended or withdrawn.

Under the terms of the Offer, Alamos proposes to acquire all of the issued and outstanding Aurizon Shares (“Aurizon Shares”) for consideration of, at the election of each Aurizon shareholder, either (i) 0.2801 common shares of the Company (“Alamos Shares”), or (ii) CAD$4.65 in cash, in each case, subject to pro-ration based on a maximum cash consideration of CAD$305 million and a maximum number of Alamos Shares issued of 23,500,000.

Prior to January 14, 2013, Alamos acquired, for the same consideration available to Aurizon shareholders under the Offer, 23,507,283 Aurizon Shares pursuant to share purchase agreements entered into between Alamos and certain shareholders of Aurizon. After giving effect to the transactions referred to above, Alamos owns or controls 26,507,283 Aurizon Shares, representing over 16% of the issued and outstanding Aurizon Shares.

The Offer is conditional upon Alamos acquiring that number of Aurizon shares, which, together with the Aurizon shares already owned by Alamos, represent not less than 66 2/3 percent of the outstanding Aurizon Shares calculated on a fully-diluted basis, as well as receipt of all necessary governmental or regulatory approvals and other customary unsolicited offer conditions.

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Associated Documents

This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2012 and December 31, 2011 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Fourth Quarter 2012 Results Conference Call

The Company’s senior management will host a conference call on Thursday, February 21, 2013 at 12:00 pm ET to discuss fourth quarter and year-end 2012 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (877) 240-9772 or (416) 340-9531, or via webcast on the Company’s website at www.alamosgold.com.

A playback of the conference call will be available until March 7, 2013 by dialling 1 (800) 408-3053 or (905) 694-9451 (pass code 8854574). The webcast will be archived at www.alamosgold.com.

QA/QC Programs

Ağı Dağı, Kirazlı and Çamyurt exploration programs were conducted under the supervision of Charles Tarnocai, PhD in Geology, Alamos’ Vicıe President of Corporate Development, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı, Kirazlı and Çamyurt samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au.

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au.

The Sampling and QA/QC work was reviewed by Gary N. Lustig, MSc. Geology, P.Geo, Registered Professional Geoscientist, Principal of G.N. Lustig Consulting Ltd. Mr. Lustig is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

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Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared or supervised the mineral resource estimation for the Mulatos Mine, and the Ağı Dağı and Kirazlı projects. Mr. Jutras is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 19, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman
Vice President, Investor Relations
(416) 368-9932 x 401

The TSX and NYSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory

11 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

12 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 1: Financial Highlights

	Q4 2012		Q4 2011		2012		2011
Cash provided by operating activities before changes in non-cash working capital(000)(1)(2)		$53,523		$31,801		$178,534		$107,226
Changes in non-cash working capital		$15,648		$5,474		$6,062		($692)
Cash provided by operating activities (000)		$69,171		$37,275		$184,596		$106,534
Earnings before income taxes (000)		$51,943		$37,138		$166,925		$105,935
Earnings (000)		$37,906		$21,294		$117,956		$60,081
Earnings per share - basic - diluted	$ $	0.31 0.31	$ $	0.18 0.18	$ $	0.98 0.98	$ $	0.51 0.51
Comprehensive income (000)		$38,812		$21,703		$117,972		$60,333
Weighted average number of common shares outstanding - basic - diluted		120,796,000 121,746,000		118,308,000 119,563,000		119,861,000 120,904,000		117,375,000 118,669,000
Assets (000) (3)						$753,856		$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure in this press release for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2012 and December 31, 2011.

13 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	December 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$306,056	$169,471
Short-term investments	47,654	53,088
Amounts receivable	7,647	6,147
Advances and prepaid expenses	3,207	2,117
Available-for-sale securities	10,340	10,355
Other financial assets	1,118	244
Inventory	42,046	33,220

Total Current Assets	418,068	274,642

Non-Current Assets
Other non-current assets	1,058	—
Exploration and evaluation assets	127,015	108,454
Mineral property, plant and equipment	207,715	216,128

Total Assets	$753,856	$599,224

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$24,874	$17,024
Income taxes payable	15,497	6,125

Total Current Liabilities	40,371	23,149

Non-Current Liabilities
Deferred income taxes	38,365	35,008
Decommissioning liability	13,934	6,680
Other liabilities	714	837

Total Liabilities	93,384	65,674

EQUITY
Share capital	$393,752	$355,524
Contributed surplus	22,606	27,861
Accumulated other comprehensive loss	(1,064)	(1,080)
Retained earnings	245,178	151,245

Total Equity	660,472	533,550

Total Liabilities and Equity	$753,856	$599,224

14 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended December 31,		For the year ended December 31,
	2012	2011	2012	2011
OPERATING REVENUES	106,946	71,133	$329,372	$227,364

MINE OPERATING COSTS
Mining and processing	23,480	16,319	70,168	53,868
Royalties	5,255	3,573	16,411	11,157
Amortization	18,115	6,880	50,678	23,423

	46,850	26,772	137,257	88,448

EARNINGS FROM MINE OPERATIONS	60,096	44,361	192,115	138,916
EXPENSES
Exploration	1,448	3,236	6,488	9,540
Corporate and administrative	4,758	2,142	14,177	9,613
Share-based compensation	876	3,260	7,634	13,525

	7,082	8,638	28,299	32,678

EARNINGS FROM OPERATIONS	53,014	35,723	163,816	106,238

OTHER INCOME (EXPENSES)
Finance income	689	489	3,133	1,717
Financing expense	(148)	(151)	(536)	(598)
Foreign exchange gain (loss)	(833)	1,535	14	(3,688)
Other income (loss)	(779)	(458)	498	(1,234)

EARNINGS BEFORE INCOME TAXES	51,943	37,138	166,925	102,435

INCOME TAXES
Current tax expense	(19,265)	(12,234)	(45,612)	(34,194)
Deferred tax recovery (expense)	5,228	(3,610)	(3,357)	(8,160)

EARNINGS FOR THE PERIOD	37,906	21,294	$117,956	$60,081

Other comprehensive (loss)
- Unrealized (loss) gain on securities	(1,065)	953	(2,350)	(1,089)
- Reclassification of realized losses on available-for-sale securities included in earnings	1,971	(2,165)	2,366	(280)
- Impairment of available-for-sale securities	—	1,621	—	1,621

COMPREHENSIVE INCOME	38,812	21,703	$117,972	$60,333

EARNINGS PER SHARE
- basic	$0.31	$0.18	$0.98	$0.51
- diluted	$0.31	$0.18	$0.98	$0.51

Weighted average number of common shares outstanding
- basic	120,796,000	118,308,000	119,861,000	117,375,000
- diluted	121,746,000	119,563,000	120,904,000	118,669,000

15 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended December 31,		For the year ended December 31,
	2012	2011	2012	2011
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	37,906	21,294	$117,956	$60,081
Adjustments for items not involving cash:
Amortization	18,115	6,880	50,678	23,423
Financing expense	148	151	536	598
Unrealized foreign exchange (gain) loss	722	(3,469)	(1,352)	(353)
Deferred tax (recovery) expense	(5,228)	3,610	3,357	8,160
Share-based compensation	876	3,260	7,634	13,525
(Gain) loss on sale of securities	1,390	(1,751)	460	(783)
Impairment of securities	0	1,621	—	1,621
Other	(406)	205	(735)	954
Changes in non-cash working capital:
Fair value of forward contracts	(150)	467	—	(715)
Amounts receivable	(4,142)	(5,650)	(18,865)	(18,218)
Inventory	3,365	(1,157)	(5,655)	(6,572)
Advances and prepaid expenses	(673)	1,393	(1,090)	1,019
Accounts payable, taxes payable and accrued liabilities	17,248	10,421	31,672	23,794

	69,171	37,275	184,596	106,534

INVESTING ACTIVITIES
Sale (purchases) of securities	(6,470)	4,247	(185)	(2,213)
Contractor advances	—	16,200
Short-term investments (net)	(17,785)	968	5,434	(11,242)
Proceeds on sale of equipment	—	—	—	889
Decommissioning liability	(26)	(9)	(1,172)	(145)
Exploration and evaluation assets	(7,307)	(1,771)	(18,561)	(8,687)
Mineral property, plant and equipment	(9,511)	(33,726)	(38,815)	(68,352)

	(41,099)	(14,091)	(53,299)	(89,750)

FINANCING ACTIVITIES
Common shares issued	3,746	1,216	28,178	22,267
Dividends paid	(12,073)	(8,280)	(24,023)	(14,114)

	(8,327)	(7,064)	4,155	8,153

Effect of exchange rates on cash and cash equivalents	(731)	(200)	1,133	(1,800)

Net increase in cash and cash equivalents	19,014	15,920	136,585	23,137
Cash and cash equivalents - beginning of period	287,042	153,551	169,471	146,334

CASH AND CASH EQUIVALENTS - END OF PERIOD	306,056	169,471	$306,056	$169,471

16 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q4 2012	Q4 2011	YTD 2012	YTD 2011

Ounces produced (1)	67,800	46,500	200,000	153,000

Crushed ore stacked on leach pad (tonnes) (2)	1,590,000	1,467,000	5,646,000	5,164,000
Grade (g/t Au) (2)	1.20	1.33	1.19	1.31

Contained ounces stacked	61,300	62,970	216,000	217,030

Crushed ore milled (tonnes)	57,800	—	176,500	—
Grade (g/t Au)	14.12	—	12.49	—

Contained ounces milled	26,200	—	70,900	—

Ratio of total ounces produced to contained ounces stacked and milled	78%	74%	70%	71%

Total ore mined (tonnes)	1,619,000	1,475,000	5,786,000	5,327,000
Waste mined (tonnes)	822,000	612,000	3,360,000	3,486,000

Total mined (tonnes)	2,441,000	2,087,000	9,146,000	8,813,000

Waste-to-ore ratio	0.51	0.41	0.58	0.65

Ore crushed per day (tonnes) - combined	17,900	16,000	16,000	14,100

(1)

Reported gold production for Q4 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

17 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 4: El Victor North - Select Composite Intervals1

Include intervals at >0.30 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12EV242	RC	213.41	28.96 77.74 Inc. 86.89 Inc. 131.10 167.68	33.54 153.96 89.94 132.62 173.78	4.58 76.22 3.05 1.52 6.10	0.413 2.040 7.771 6.92 0.907
12EV248	RC	217.65	42.30 54.30 84.55 99.60 121.85 148.20 Inc. 171.40 Inc. 175.40	51.30 56.95 89.10 117.35 145.20 199.00 174.40 176.90	9.00 2.65 4.55 17.75 23.35 50.80 3.00 1.50	0.436 0.969 0.799 0.724 0.905 1.735 7.945 10.80
12EV259	CORE	121.20	0.00 18.05 33.05 46.60 68.05 79.70 98.25	10.55 30.05 37.55 50.60 76.80 88.70 102.75	10.55 12.00 4.50 4.00 8.75 9.00 4.50	0.489 0.465 0.605 0.460 0.445 0.460 0.411
12EV282	RC	152.44	79.27	83.84	4.57	0.621
12EV288	RC	167.68	92.99 105.18 112.80 126.52	102.13 108.23 121.95 146.34	9.14 3.05 9.15 19.82	0.520 0.659 0.679 1.065
12EV289	RC	221.04	57.93 92.99 172.26 189.02 Inc. 216.46	85.37 117.38 185.98 219.51 217.99	27.44 24.39 13.72 30.49 1.53	1.304 1.187 1.207 1.725 5.460
12EV290	RC	152.44	114.33	120.43	6.10	0.751
12EV291	RC	137.20	102.13	105.18	3.05	0.421
12EV292	RC	291.16	256.10	260.67	4.57	0.473
12EV293	RC	138.72	No Intervals
12EV294	RC	251.52	166.16 173.78 202.74	170.73 195.12 234.76	4.57 21.34 32.02	0.695 0.466 0.966

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization

18 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

19 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 5: East Estrella - Select Composite Intervals1

Include intervals at >0.30 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12SX064	CORE	200.7	79.50 132.80 142.70	105.05 135.20 157.70	25.55 2.40 15.00	1.798 1.844 0.719
12SX069	CORE	60.70	27.65 Inc.32.70	37.75 34.75	10.1 2.05	2.657 4.97
12SX070	CORE	107.55	10.15 Inc.12.85 70.95 83.15 98.25	15.85 14.35 76.90 87.65 105.75	5.70 1.50 5.95 4.50 7.50	2.414 6.56 0.543 1.416 0.672
12SX077	CORE	62.10	14.20 29.90 Inc.33.65	22.40 40.70 35.15	8.20 10.80 1.50	1.173 2.093 8.43
12SX078	RC	121.95	42.68	56.40	13.72	0.646
12SX081	CORE	176.30	3.95 23.80 73.45 Inc.73.45 Inc.84.90 Inc.92.20 Inc.96.20 Inc.113.15 129.60 138.60 148.65	13.00 33.90 125.10 78.90 91.05 94.70 102.70 114.65 134.11 140.95 151.70	9.05 10.1 51.65 5.45 6.15 2.05 6.50 1.50 4.50 2.35 3.05	0.534 0.401 4.396 9.983 5.489 6.01 7.371 7.35 0.494 1.27 0.517
12SX089	CORE	205.00	10.25 17.45 76.35 84.10 96.20 103.70 140.50 Inc.151.05 Inc.157.20	12.85 29.80 79.35 88.70 99.20 106.85 165.10 152.55 158.70	2.6 12.35 3.00 4.60 3.00 3.15 24.60 1.50 1.50	0.379 0.509 0.410 0.376 0.646 0.955 2.600 5.750 7.93
12SX091	RC	108.23	No Intervals
12SX092	RC	108.23	No Intervals
12SX093	RC	108.23	No Intervals
12SX094	RC	91.46	No Intervals
12SX095	RC	108.23	No Intervals
12SX096	RC	182.93	No Intervals
12SX097	RC	182.93	No Intervals

20 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12SX098	RC	190.55	No Intervals
12SX099	RC	182.93	No Intervals
12SX100	RC	169.21	No Intervals
12SX101	RC	182.93	No Intervals
12SX102	RC	182.93	16.77 152.44 167.68 178.35	19.82 155.49 172.26 181.40	3.05 3.05 4.58 3.05	1.394 0.413 0.390 0.692
12SX103	RC	121.95	35.06	45.73	10.67	0.849
12SX104	RC	114.33	103.66	106.71	3.05	0.429
12SX105	RC	108.23	0.00	3.05	3.05	0.584
12SX106	RC	114.33	92.99	96.04	3.05	0.719
12SX107	RC	105.18	No Intervals
12SX108	RC	91.46	No Intervals
12SX109	RC	91.46	No Intervals
12SX110	RC	91.46	No Intervals
12SX111	RC	76.22	No Intervals
12SX112	RC	121.95	70.12	73.17	3.05	0.525
12SX113	RC	152.44	30.49 68.60 96.04	35.06 74.70 109.76	4.57 6.10 13.72	0.652 0.519 0.496
12SX114	RC	152.44	54.88 68.60 114.33 132.62	62.50 76.22 123.48 135.67	7.62 7.62 9.15 3.05	0.371 0.718 0.344 1.017
12SX115	RC	152.44	48.78 92.99 102.13	54.88 96.04 112.80	6.10 3.05 10.67	2.167 0.369 0.889
12SX116	RC	92.99	No Intervals
13SX117	RC	152.44	71.65	76.22	4.57	0.496
13SX118	RC	141.77	16.77 24.39 36.59 64.02 85.37 125.00	19.82 28.96 56.40 74.70 105.18 128.05	3.05 4.57 19.81 10.68 19.81 3.05	0.624 0.547 0.936 0.543 0.747 0.518

21 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
13SX119	RC	152.44	12.20 68.60 77.74	16.77 76.22 83.84	4.57 7.62 6.10	0.346 0.380 0.364
13SX120	RC	172.26	22.87	27.44	1.57	0.758
13SX121	RC	152.44	126.52	129.57	3.05	1.409
13SX122	RC	152.44	38.11 44.21 144.82	41.16 47.26 147.87	3.05 3.05 3.05	0.746 0.500 0.414
13SX123	RC	182.93	82.32 Inc. 83.84 97.56	92.99 85.37 100.61	10.67 1.53 3.05	2.383 10.85 2.789
13SX124	RC	169.21	144.82	147.87	3.05	0.316
13SX125	RC	121.95	No Intervals
13SX126	RC	182.93	112.80	147.87	35.07	0.579
13SX127	RC	137.20	79.27	82.32	3.05	0.357
13SX128	RC	182.93	4.57 16.77 48.78 71.65 91.46	13.72 19.82 53.35 86.89 102.13	9.15 3.05 4.57 15.24 10.67	0.669 2.664 0.742 1.116 0.912

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

22 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 6: East Estrella - Select Silver Composite Intervals1

Include intervals at > 30 g/t Ag over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	SILVER (g/t)
12SX064	CORE	200.70	39.65	97.55	3.9	32.218
12SX069	CORE	60.70	17.15 26.15	20.15 39.25	3.00 13.10	44.30 386.239
12SX070	CORE	107.55	10.15 70.95	15.85 73.90	5.70 2.95	1078.368 384.893
12SX077	CORE	62.10	12.70 32.90	23.90 42.20	11.20 9.30	82.906 403.194
12SX081	CORE	176.30	73.45 84.90 111.65	78.90 102.70 117.60	5.45 17.80 5.95	62.394 121.075 42.011
12SX089	CORE	205.00	105.35 149.55	109.85 160.20	4.50 10.65	42.167 83.245
12SX091	RC	108.23	13.72	18.29	4.57	92.10
12SX093	RC	108.23	9.15	12.20	3.05	59.90
12SX104	RC	108.23	30.49	36.59	6.10	72.63
12SX114	RC	152.44	132.62	135.67	3.05	33.64

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 2,140 metres*grams/tonne (2,140gmt)

23 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 7: San Carlos - Select Composite Intervals1

Include intervals at >0.30 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE (Azimuth/ Inclination)	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12EV242	RC	213.41	28.96 77.74 Inc. 86.89 Inc.131.10 167.68	33.54 153.96 89.94 132.62 173.78	4.58 76.22 3.05 1.52 6.10	0.413 2.040 7.771 6.92 0.907
12EV248	RC	217.65	42.30 54.30 84.55 99.60 121.85 148.20 Inc.171.40 Inc.175.40	51.30 56.95 89.10 117.35 145.20 199.00 174.40 176.90	9.00 2.65 4.55 17.75 23.35 50.80 3.00 1.50	0.436 0.969 0.799 0.724 0.905 1.735 7.945 10.80
12EV259	CORE	121.20	0.00 18.05 33.05 46.60 68.05 79.70 98.25	10.55 30.05 37.55 50.60 76.80 88.70 102.75	10.55 12.00 4.50 4.00 8.75 9.00 4.50	0.489 0.465 0.605 0.460 0.445 0.460 0.411
12EV282	RC	152.44	79.27	83.84	4.57	0.621
12EV288	RC	167.68	92.99 105.18 112.80 126.52	102.13 108.23 121.95 146.34	9.14 3.05 9.15 19.82	0.520 0.659 0.679 1.065
12EV289	RC	221.04	57.93 92.99 172.26 189.02 Inc.216.46	85.37 117.38 185.98 219.51 217.99	27.44 24.39 13.72 30.49 1.53	1.304 1.187 1.207 1.725 5.460
12EV290	RC	152.44	114.33	120.43	6.10	0.751
12EV291	RC	137.20	102.13	105.18	3.05	0.421
12EV292	RC	291.16	256.10	260.67	4.57	0.473
12EV293	RC	138.72	No Intervals
12EV294	RC	251.52	166.16 173.78 202.74	170.73 195.12 234.76	4.57 21.34 32.02	0.695 0.466 0.966

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

24 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 8: Çamyurt - Select Composite Intervals1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12-CYD-64	40.2 47.7	44.7 102.8	4.5 55.1	0.328 1.718
12-CYD-66	1 17 22.9	1.5 20 25.9	1.5 3 3	1.4 0.32 0.373
12-CYD-67	35.7 81.4	43.2 108.1	7.5 26.7	0.678 0.843
12-CYD-68	115	132	17	2.708
12-CYD-70	0	126.2	126.2	1.243
12-CYD-71	19	115.7	96.7	1.035
12-CYD-69	0 14.8 26.6 42.1 54	3.3 18.6 31 47 80	3.3 3.8 4.4 4.9 26	0.595 0.252 0.603 0.596 0.866
12-CYD-72	55.5 80.4	74.4 104	18.9 23.6	0.95 2.9
12-CYD-74	0 34.8	28.3 39.7	28.3 4.9	1.173 1.232
12-CYD-75	0 54.2	41.4 61.6	41.4 7.4	0.608 0.381
12-CYD-77	68.6 73 117.9 126.2 129.2 133.7 136.7 138.7 184.7 188.9 213.5 254	70 88.2 125 127.7 130.7 135.2 137.7 151 186.2 192.5 251 269.4	1.4 15.2 7.1 1.5 1.5 1.5 1 12.3 1.5 3.6 37.5 15.4	0.225 0.697 0.351 0.2 0.334 0.281 0.646 0.781 0.305 0.546 0.637 0.584

25 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12-CYD-78	0 2.9 23.5 130.9 144.9 156.2 175.6 194.5 225.3	1.5 4.3 25 136.5 146.4 164.3 178.2 215 230.7	1.5 1.4 1.5 5.6 1.5 8.1 2.6 20.5 5.4	0.301 6.877 0.253 0.417 0.218 0.571 0.316 0.448 0.526
12-CYD-79	105.2 135.6	108.7 162.2	3.5 26.6	2.082 0.845
12-CYD-81	0 68 74 77	14.5 69.6 75.5 93.8	14.5 1.6 1.5 16.8	1.153 0.233 0.221 0.983
12-CYD-82	129.4	143.7	14.3	2.878

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

26 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 9: Ağı Dağı - Select Composite Intervals - Core Drilling1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11-AD-542	110.5 130 170.4 188.4 227.4	119.5 136.1 174.9 195.9 236.6	9 6.1 4.5 7.5 9.2	0.48 0.54 0.74 0.59 0.73
11-AD-546	17.5 120.6 including 161.4	29.4 170.9 168.5	11.9 50.3 7.1	0.49 2.18 7.23
12-AD-561	89.5 119 361.9	97.3 122 363.4	7.8 3 1.5	0.37 0.27 4.89
12-AD-562	71.5 243 291	74.5 246 298.7	4.5 3 7.7	0.33 0.21 0.31
12-AD-564	223.5 256.4 273.1	232.5 269 284.4	9 12.6 11.3	0.23 0.27 1.04
12-AD-567	2 184.1 198.7 311.3	11 194.5 211.1 316.6	9 10.4 12.4 5.3	0.28 0.32 0.48 0.21
12-AD-566	256.7 292.4 312.4	262.7 297.4 327.9	6 5 15.5	0.54 0.22 0.49
12-AD-569	224,70 255,70 274.9 409.8	227,70 258,70 285.4 414.3	3 3 10.5 4.5	0.54 0.59 0.24 0.35
12-AD-571	254.1 316.7 449.3	261.4 322.4 455.2	7.3 5.7 5.9	0.39 0.93 0.26

27 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
	13.5 19.5 54 61.5 66 91.5 108 112.5 171	15 51 55.5 63 87 93 109.5 115.5 178.5	1.5 31.5 1.5 1.5 21 1.5 1.5 3 7.5	0.2 0.37 0.22 0.25 0.33 0.42 0.21 0.35 0.28
	199.9 239.1 302.1	231.1 247.2 313.5	31.2 8.1 11.4	0.54 0.32 0.22
	94.5 121.5	102 124.5	7.5 3	0.296 0.408
	71.2 89.2 110.8 132.3 303.6	83.1 101.8 121.8 136.1 310.3	11.9 12.6 11 3.8 6.7	0.619 0.47 1.088 0.547 0.51
	30.5 70.1 83.6 143.9	34.5 73.1 88.1 146.6	4 3 4.5 2.7	0.536 0.329 0.577 3.162
	101.1 150.8 227.5 238.3	138.8 170.8 232 245.4	37.7 20 4.5 7.1	0.451 0.334 0.28 0.378
	5.5 154.8 212 245.8	18.7 169.3 216.1 248.8	13.2 14.5 4.1 3	0.323 0.333 0.522 0.352
	1.5 24 31.5 93.2 117.5 120.6 179.4 234.7 245.3 257.4 267.6 284.2	3 27 33 94.7 119.1 122.1 182.5 236.2 248.2 261.6 278.1 287.3	1.5 3 1.5 1.5 1.6 1.5 3.1 1.5 2.9 4.2 10.5 3.1	0.463 0.244 0.328 0.296 0.304 0.399 0.388 0.27 0.252 0.23 0.325 0.242

28 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12-AD-584	1.4 40.5 50.7 74.7 80.7	34.5 47 52.2 76.2 82.2	33.1 6.5 1.5 1.5 1.5	0.288 0.267 0.314 0.232 0.358
12-AD-585	4 86.5 205.7 282.2	12.8 91 259.5 330.4	8.8 4.5 53.8 48.2	0.34 0.268 0.33 0.514
12-A-586	0	15	15	0.54
12-A-588A	55.5 72 103.5 127.5	60 79.5 106.5 132	4.5 7.5 3 4.5	0.433 0.256 0.364 1.549
12-A-590	34.5 52.5 85.5	36 61.5 91.5	1.5 9 6	0.641 0.426 0.322
12-AD-590	103.1 108.1 114.1 151.5	104.8 111.1 127.6 153	1.7 3 13.5 1.5	0.248 0.796 0.444 0.397
12-A-592	16.5 21 57 67.5 76.5 82.5	18 22.5 64.5 69 78 91.5	1.5 4.5 7.5 1.5 1.5 9	0.297 0.21 0.293 0.248 0.422 0.664
12-A-593	60 97.5	91.5 99	31.5 1.5	0.328 0.208
12-A-594	9	26.5	17.5	0.73
12-AD-588A	125.6	131.2	5.6	2.361
12-AD-597	0	2.3	2.3	0.27
12-AD-596	178	196	18	0.311
12-AD-598	6 153.6 231.9 237.9 260	9 158.4 234.9 250.7 271.6	3 4.8 3 12.8 11.6	0.306 0.292 0.314 0.735 0.356
12-AD-601	89.2	94.2	5	0.971
12-AD-603	20.1 36.3 46 64.5 100.2 236.5	25.6 39 49.7 67.5 123.7 239.5	5.5 2.7 3.7 3 23.5 3	0.319 1.309 0.336 0.306 0.768 0.296
12-AD-604	208.2 217	214 224.5	5.8 7.5	0.232 0.264

29 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12-AD-577	3.5 80 117.4 130.9 144.4 189.6 204.8 218.3	6.8 81.5 127.9 135.4 148.9 191.1 210.8 221.3	3.3 1.5 10.5 4.5 4.5 1.5 6 3	0.249 0.539 0.315 0.259 0.439 0.388 0.372 0.235
12-AD-582	31 125.5 162.5 226 233.5 300.4	37 138.5 212.5 230.5 271.8 302.9	6 13 50 4.5 38.3 2.5	0.235 0.419 0.37 0.247 0.403 0.266
12-AD-609	40.5 117 151.5	43.5 126 194	3 9 42.5	0.309 0.743 1.372
12-AD-594	11.3 17 23 47 53 63.5	13.5 20 39.5 48.5 59 66	2.2 3 16.5 1.5 6 2.5	0.571 0.397 0.445 0.363 0.911 0.399
12-AD-610	21 33 60.9 77.4 81.9 96.9 107.4 113.4 131.4 152.4	27 38.4 72.9 78.9 83.4 101.4 110.4 126.9 147.9 153.5	6 5.4 12 1.5 1.5 4.5 3 13.5 16.5 1.1	0.31 0.237 0.468 0.214 0.365 0.269 0.29 0.29 0.389 0.276
12-AD-612	24.9 53.4 71 117.9 132.9 159.8 164.3	30.9 60.9 75.5 120.9 146.4 162.8 165.8	6 7.5 4.5 3 13.5 3 1.5	0.589 0.386 0.37 0.334 0 ..318 0.305 0.339
12-AD-613	16.2 32.7 49.2	28.2 35.7 52.2	12 3 3	0.294 0.232 0.268

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

30 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Table 10: Kirazli - Select Composite Intervals - Core Drilling1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12-KD-194	4.5 43.3 49.2 52.2 75.2 79.8 106.9 206.1	29.8 44.8 50.7 72.3 76.8 99.4 202.1 209.1	25.3 1.5 1.5 20.1 1.5 19.6 95.2 3	0.527 0.278 0.241 0.465 0.548 0.261 0.422 0.279
12-KD-195	183 205.5	186 208.7	3 3.2	0.279 0.225
12-KD-198	4.2 34.1 111.1	25.1 37.2 114.6	20.9 3.1 3.5	0.72 0.26 0.815
12-KD-196	39.8 45.8 103.7 119.3	43 46.8 109.7 123.8	3.2 1 6 4.5	0.975 0.24 0.37 0.397
12-KD-200	134.5	144.8	10.3	5.948
12-KD-201	8.8 24.8 46.7 95.4 99.9 104.4 137.6	12.3 25.8 49.7 96.9 101.4 114.9 144.6	3.5 1 3 1.5 1.5 10.5 7	0.213 0.397 0.233 0.2 0.378 0.567 0.273
12-KD-199	0	13.9	13.9	1.819
12-KD-202	69 94.9	87.6 237.5	18.6 142.6	0.348 0.219
12-KD-203	0	3.6	3.6	1.428
12-KD-204	5	10.2	5.2	0.226
12-KD-205	0 137.7 154.2 169	32.6 142.2 155.7 171.6	32.6 4.5 1.5 2.6	1.62 0.259 0.274 1.819
12-KD-208	3 61 113.5	25.6 100 119.5	22.6 39 6	2.211 1.023 0.313

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

31 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Figure 1: El Victor North highlighted drill results

32 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Figure 2: East Estrella highlighted drill results

33 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Figure 3: San Carlos highlighted drill results

34 | ALAMOS GOLD INC

TRADING SYMBOL:  TSX:AGI

Figure 4: Çamyurt highlighted drill results

35 | ALAMOS GOLD INC